FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 11, 2007

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X              Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____           No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Share buyback announcement dated December 11, 2007
2.	Share buyback announcement dated December 12, 2007
3.	Share buyback announcement dated December 13, 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARM HOLDINGS PLC.
Date:	December 13, 2007	By:	/s/ Tim Score
			Name:	Tim Score
			Title:	Chief Financial Officer

Item 1

ARM Holdings plc (the ‘Company’)

Transaction in Own Shares

The Company announces that on 11 December 2007 it purchased 1,411,245 of its ordinary shares through Morgan Stanley at a price of 131.1526 pence per share.  The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 60,642,065 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,283,413,631.

Item 2

ARM Holdings plc (the ‘Company’)

Transaction in Own Shares

The Company announces that on 12 December 2007 it purchased 1,250,000 of its ordinary shares through Morgan Stanley at a price of 128.6271 pence per share.  The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 61,760,640 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,282,295,056.

Item 3

ARM Holdings plc (the ‘Company’)

Transaction in Own Shares

The Company announces that on 13 December 2007 it purchased 1,500,000 of its ordinary shares through UBS Investment Bank at a price of 126.0872 pence per share.  The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 63,151,766 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,280,903,930.